FORM 53-901F (British Columbia) SECURITIES ACT Material Change Report under: Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Issuer")

Item 2	Date of Material Change

September 20, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer announced that it had awarded the contract for the next phase of drilling on the Gualcamayo Gold Project to Major Drilling S.A., a wholly owned subsidiary of Major Group Drilling International Inc. of Moncton, New Brunswick.

The unit specified for the contract is a specialized diamond drill rig capable of completing horizontal and positive holes up to a maximum angle of +45°. This rig was selected as it can test targets and complete infill drilling without the need for extensive road construction. Furthermore, the rig can also drill from the existing underground workings. This flexibility will permit drilling of previously untested targets, as well as testing the extent of existing structures at the Quebrada Del Diablo (QDD), the Amelia Ines and the Magdalena zones.

The Issuer also wishes to announce that, subject to all necessary approvals, 480,000 stock options have been granted pursuant to the Issuer's Stock Option Plan at an exercise price of $1.57 for a period of five years. Of these, 200,000 were granted to certain directors and 280,000 to geological consultants.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.
Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 20th day of September, 2004.

Viceroy Exploration Ltd.	News Release #2004.16

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

News Release
Drilling Contract Awarded for Gualcamayo Gold Project

Vancouver, British Columbia, September 20, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that it has awarded the contract for the next phase of drilling on the Gualcamayo Gold Project to Major Drilling S.A., a wholly owned subsidiary of Major Group Drilling International Inc. of Moncton, New Brunswick.

The unit specified for the contract is a specialized diamond drill rig capable of completing horizontal and positive holes up to a maximum angle of +45°. This rig was selected as it can test targets and complete infill drilling without the need for extensive road construction. Furthermore, the rig can also drill from the existing underground workings. This flexibility will permit drilling of previously untested targets, as well as testing the extent of existing structures at the Quebrada Del Diablo (QDD), the Amelia Ines and the Magdalena zones.

In particular, the Company plans to follow up on hole QDR – 99 which intercepted 60 meters of an average of 2.80 g/t. This is one of the most western holes in QDD and more significantly, the lowest hole in this shallow-dipping resource.

Furthermore, this second phase of drilling will consist of additional in-fill drilling on the main QDD resource and continued exploration of the targets drilled during the most recent campaign.

The Company also wishes to announce that, subject to all necessary approvals, 480,000 stock options have been granted pursuant to the Company's Stock Option Plan at an exercise price of $1.57 for a period of five years. Of these, 200,000 were granted to certain directors and 280,000 to geological consultants.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements